Exhibit 99.1

[LOGO] ZARLINK                                                      NEWS RELEASE
       SEMICONDUCTOR

Zarlink Releases Second Quarter Fiscal 2007 Results

OTTAWA, CANADA, October 19, 2006 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today released results for the Fiscal 2007 second quarter ended September 29, 2006, prepared in accordance with U.S. Generally Accepted Accounting Principles
(GAAP).

      Second quarter revenue was US$38.1 million, down slightly from US$38.4 million in the previous quarter, but up from US$34.2 million in the second quarter of Fiscal 2006.

      Zarlink earned second quarter net income of US$6.9 million or US$0.05 per share, which includes a tax recovery of $2.8 million. This compares favorably with first quarter Fiscal 2007 net income of US$4.2 million or US$0.03 per share. In Fiscal 2006 second quarter the Company recorded a net loss of US$2.3 million or US$0.02 per share.

      "I am pleased with our second quarter performance as we continue the execution of our strategic initiatives designed to rebuild Zarlink Semiconductor over the long term," said Kirk K. Mandy, President and Chief Executive Officer, Zarlink Semiconductor. "Looking to the third quarter, we expect lower revenue consistent with the general market weakness that has negatively impacted our peers. Our new initiatives in optoelectronics, network communications, wireless telemetry and analog foundry are gaining momentum in the marketplace and are expected to contribute significantly over the coming years."

Review of Operations

      Gross margin in the second quarter was 53% of revenue, compared with 58% in the Fiscal 2007 first quarter, and 49% in the second quarter a year ago. Lower gross margin this quarter was due to weaker mix within telecom networking combined with lower telecom product revenue and higher foundry revenue.

      R&D expenses in the second quarter were US$7.5 million or 20% of revenue, compared with US$9.5 million or 25% of revenue in the previous quarter, and US$8.9 million or 26% of revenue from the Fiscal 2006 second quarter. The decrease was due to lower than usual materials spending, increased non-recurring engineering recoveries on jointly funded developments with lead customers and the recently announced Canadian Government funding.

      S&A expenses were US$9.6 million or 25% of revenue, compared with S&A expenses of US$10.0 million or 26% of revenue in the previous quarter, and S&A expenses of US$7.8 million or 23% of revenue in the second quarter of Fiscal 2006.

      Zarlink also recorded a tax recovery of US$2.8 million in the second quarter from settlement of prior years audits, compared with US$0.2 million in the previous quarter, and an income tax expense of US$0.4 million in the second quarter of Fiscal 2006.

      During the second quarter, the Company made several important corporate and technology announcements, including:

o The appointment of Warner Andrews as Vice President, Strategic Marketing and Business Development. Mr. Andrews brings to the Company over 20 years of expertise in the telecommunications and optoelectronics industries;

o Interoperability testing of Zarlink's CESoP (circuit emulation services-over-packet) technology with Broadlight, a leading vendor of PON (passive optical network) solutions. Using the Company's combined solutions, service providers can support T1/E1 voice, leased line and frame relay applications over "triple play" networks.

      On October 19, 2006, Zarlink Semiconductor declared a quarterly dividend of CDN$0.50 per share on its preferred shares, payable on December 29, 2006, to preferred shareholders of record as of December 8, 2006.

Third quarter Fiscal 2007 guidance

      The opening order backlog at the start of the Fiscal 2007 third quarter was US$23 million, compared to the US$29 million opening backlog in the second quarter. Zarlink is forecasting third quarter revenues will be between US$34 million and US$35 million. As a result, Zarlink expects third quarter earnings to be break-even.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: rapid technological developments and changes; our ability to continue to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; increasing price and product competition; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

                                     - 30 -

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

An open conference call for analysts will be held today beginning at 5:00 p.m. EDT. Investors, media and other parties are listen-only. Please dial 1-800-814-4859 or 613-287-8027. The replay number is 1-877-289-8525 (passcode
21205414#) or 416-640-1917 (passcode 21205414#). The replay is available until midnight, October 26, 2006. A live audio webcast will be available through www.newswire.ca (Canada NewsWire) or from the Company's website at www.zarlink.com.

For further information:

Edward Goffin                               Mike McGinn
Media Relations                             Investor Relations
613 270-7112                                613 270-7210
edward.goffin@zarlink.com                   mike.mcginn@zarlink.com

                           Zarlink Semiconductor Inc.
                  CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
        (in millions of U.S dollars, except per share amounts, U.S. GAAP)
                                   (Unaudited)

                                                                       Three months ended                      Six months ended
                                                             --------------------------------------        -------------------------
                                                             Sept. 29,       June 30,      Sept. 23,       Sept. 29,       Sept. 23,
                                                               2006            2006          2005            2006            2005
                                                             --------------------------------------        -------------------------
Revenue                                                       $  38.1        $  38.4        $  34.2         $  76.5        $  68.3
Cost of revenue                                                  17.8           16.1           17.5            33.9           35.9
                                                              -------        -------        -------         -------        -------
Gross margin                                                     20.3           22.3           16.7            42.6           32.4
                                                              -------        -------        -------         -------        -------
Expenses:
   Research and development                                       7.5            9.5            8.9            17.0           18.9
   Selling and administrative                                     9.6           10.0            7.8            19.6           16.1
   Gain on sale of business                                      --             --             --              --             (1.9)
    Asset impairment & other                                      0.5           --             --               0.5           --
                                                              -------        -------        -------         -------        -------
                                                                 17.6           19.5           16.7            37.1           33.1
                                                              -------        -------        -------         -------        -------
Operating income (loss) from
  continuing operations                                           2.7            2.8           --               5.5           (0.7)

Interest income                                                   1.2            1.1            0.4             2.3            0.8
Foreign exchange gain (loss)                                      0.2            0.1           (0.3)            0.3            1.2
                                                              -------        -------        -------         -------        -------
Income from continuing operations
  before income taxes                                             4.1            4.0            0.1             8.1            1.3
Income tax (expense) recovery                                     2.8            0.2           (0.4)            3.0           (0.4)
                                                              -------        -------        -------         -------        -------

Income (loss) from continuing operations                          6.9            4.2           (0.3)           11.1            0.9
Discontinued operations -net of tax                              --             --             (2.0)           --             (6.8)
                                                              -------        -------        -------         -------        -------
Net income (loss)                                             $   6.9        $   4.2        $  (2.3)        $  11.1        $  (5.9)
                                                              -------        -------        -------         -------        -------

Net income (loss) attributable to common
  shareholders                                                $   6.3        $   3.5        $  (3.0)        $   9.8        $  (7.3)
                                                              =======        =======        =======         =======        =======

Income (loss) per common share from
  continuing operations:
   Basic and diluted                                          $  0.05        $  0.03        $ (0.01)        $  0.08        $  --
                                                              =======        =======        =======         =======        =======

Loss per common share from
  discontinued operations:
     Basic and diluted                                        $  --          $  --          $ (0.01)        $  --          $ (0.06)
                                                              =======        =======        =======         =======        =======
Net income (loss) per common share:
     Basic and diluted                                        $  0.05        $  0.03        $ (0.02)        $  0.08        $ (0.06)
                                                              =======        =======        =======         =======        =======
Weighted average number of common shares
  outstanding (millions):
   Basic                                                        127.3          127.3          127.3           127.3          127.3
                                                              =======        =======        =======         =======        =======
   Diluted                                                      127.4          127.4          127.3           127.4          127.3
                                                              =======        =======        =======         =======        =======

Percentage of revenue:
   Gross margin                                                    53%            58%            49%             56%            47%
   Research and development                                        20%            25%            26%             22%            28%
   Selling and administrative                                      25%            26%            23%             26%            24%

                           Zarlink Semiconductor Inc.
                   CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                                       Three months ended                      Six months ended
                                                             --------------------------------------        -------------------------
                                                             Sept. 29,       June 30,      Sept. 23,       Sept. 29,       Sept. 23,
                                                               2006            2006          2005            2006            2005
                                                             --------------------------------------        -------------------------
CASH PROVIDED BY (USED IN)
--------------------------
Operating activities:
    Income (loss) from continuing operations                  $  6.9          $  4.2        $ (0.3)          $ 11.1         $  0.9
    Depreciation                                                 1.3             1.4           1.5              2.7            3.2
    Amortization                                                 0.1            --            --                0.1           --
   Stock compensation expense                                    0.3             0.3          --                0.6           --
   Other non-cash changes in operating activities               --              (0.3)          0.3             (0.3)          (2.9)
   Deferred income taxes                                        (1.0)           (0.2)         (0.3)            (1.2)          (0.2)
   Decrease (increase) in working capital:
    Trade accounts and other receivables                        (1.0)           (2.8)         (1.8)            (3.8)           0.8
    Inventories                                                  1.9            (2.0)          1.0             (0.1)           1.2
    Prepaid expenses and other                                  (0.1)            0.5          (3.2)             0.4           (5.0)
    Payables and accrued liabilities                            (0.9)           (8.0)          0.7             (8.9)          (8.9)
    Deferred credits                                            --              --            --               --             (0.2)
                                                              ------          ------        ------           ------         ------
Total                                                            7.5            (6.9)         (2.1)             0.6          (11.1)
                                                              ------          ------        ------           ------         ------
Investing activities:
   Acquisition of business                                      --              (7.1)         --               (7.1)          --
   Purchased short-term investments                             --              --            --               --            (28.1)
   Matured short-term investments                               --              24.6          28.1             24.6           67.7
   Expenditures for fixed assets                                (0.8)           (0.5)         (0.1)            (1.3)          (0.7)
   Proceeds from disposal of fixed assets                       --               0.1           0.2              0.1            0.4
   Proceeds from repayment of note receivable                   --              --            --               --              2.0
                                                              ------          ------        ------           ------         ------
Total                                                           (0.8)           17.1          28.2             16.3           41.3
                                                              ------          ------        ------           ------         ------
Financing activities:
   Repayment of long term debt                                  --              (0.1)         --               (0.1)          --
   Payment of dividends on preferred shares                     (0.6)           (0.6)         (0.6)            (1.2)          (1.1)
   Repurchase of preferred shares                               --              (0.1)         (0.4)            (0.1)          (0.8)
   Decrease (increase) in restricted cash                       --               1.0          (0.2)             1.0           (0.2)
                                                              ------          ------        ------           ------         ------
Total                                                           (0.6)            0.2          (1.2)            (0.4)          (2.1)
                                                              ------          ------        ------           ------         ------
Effect of currency translation on cash                           0.1             0.3          --                0.4           (0.3)

Net cash used in discontinued operations from
operating activities                                            --              --            (1.9)            --             (5.7)
                                                              ------          ------        ------           ------         ------
Increase in cash and cash equivalents                            6.2            10.7          23.0             16.9           22.1

Cash and cash equivalents, beginning of period                 101.4            90.7          18.5             90.7           19.4
                                                              ------          ------        ------           ------         ------

Cash and cash equivalents, end of period                      $107.6          $101.4        $ 41.5           $107.6         $ 41.5
                                                              ======          ======        ======           ======         ======

                           Zarlink Semiconductor Inc.
                         CONSOLIDATED BALANCE SHEET DATA
                    (in millions of U.S. dollars, U.S. GAAP)

                                                                             Sept. 29,         June 30,          March 31,
                                                                               2006              2006              2006
                                                                             ---------         --------          ---------
ASSETS

Current assets:
   Cash and cash equivalents                                                  $107.6            $101.4            $ 90.7
   Short-term investments                                                       --                --                24.6
   Restricted cash                                                              13.8              14.0              14.0
   Trade accounts receivable - net                                              17.3              16.8              15.6
   Other receivables                                                             6.3               5.8               4.2
   Inventories                                                                  18.3              20.2              18.1
   Prepaid expenses and other                                                    6.6               6.3               5.8
   Assets held for sale                                                          3.1              --                --
                                                                              ------            ------            ------
                                                                               173.0             164.5             173.0
Fixed assets - net                                                              22.6              26.4              26.4
Deferred income tax assets - net                                                 4.8               3.8               3.6
Goodwill                                                                         3.8               3.8              --
Intangible assets                                                                1.8               1.9              --
Other assets                                                                     0.7               0.9               1.5
                                                                              ------            ------            ------
                                                                              $206.7            $201.3            $204.5
                                                                              ======            ======            ======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Trade accounts payable                                                     $  8.7            $  8.6            $  7.8
   Employee-related accruals                                                     8.6               8.5               9.8
   Income and other taxes payable                                                4.5               4.0               4.3
   Current portion of provisions for exit activities                             1.1               1.0               4.4
   Other accrued liabilities                                                     3.8               5.4               9.5
   Deferred credits                                                              0.7               0.7               0.7
   Long-term debt -current portion                                              --                --                 0.1
   Deferred income tax liabilities - current portion                             0.1               0.1               0.1
                                                                              ------            ------            ------
                                                                                27.5              28.3              36.7
Long-term portion of provisions for exit activities                              0.6               0.6               0.6
Pension liabilities                                                             16.0              16.1              15.2
Deferred income tax liabilities - long-term portion                              0.2               0.2               0.2
                                                                              ------            ------            ------
                                                                                44.3              45.2              52.7
                                                                              ------            ------            ------

Redeemable preferred shares, unlimited shares authorized;
  1,261,400 shares issued and outstanding as at
  September 29, 2006                                                            16.1              16.2              16.2
                                                                              ------            ------            ------
Shareholders' equity:
Common shares, unlimited shares authorized; no par value;
  127,329,415 shares issued and outstanding as at
  September 29, 2006                                                           768.5             768.5             768.5
Additional paid-in capital                                                       2.2               1.9               1.7
Deficit                                                                       (590.0)           (596.3)           (599.9)
Accumulated other comprehensive loss                                           (34.4)            (34.2)            (34.7)
                                                                              ------            ------            ------
                                                                               146.3             139.9             135.6
                                                                              ------            ------            ------
                                                                              $206.7            $201.3            $204.5
                                                                              ======            ======            ======

                           Zarlink Semiconductor Inc.
                             SUPPLEMENTARY SCHEDULES
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

Geographic Information:

Revenue, based on the geographic location of Zarlink's customers, was distributed as follows:

                               Three Months                         Three Months                        Three Months
                                  Ended              % of              Ended             % of               Ended            % of
                              Sept. 29, 2006         Total         June 30, 2006         Total          Sept. 23, 2005       Total
                              --------------         -----         -------------         -----          --------------       -----
Europe                             $15.9               42%            $15.5                40%               $12.8             37%
Asia - Pacific                      10.2               27              11.5                30                 10.2             30
Americas                            12.0               31              11.4                30                 11.2             33
                                   -----              ---             -----               ---                -----            ---
                                   $38.1              100%            $38.4               100%               $34.2            100%
                                   =====              ===             =====               ===                =====            ===

                                                                     Six Months                           Six Months
                                                                       Ended             % of               Ended            % of
                                                                   Sept. 29, 2006        Total          Sept. 23, 2005       Total
                                                                   --------------        -----      -------------------   --------
Europe                                                                $31.4                41%               $24.7             36%
Asia - Pacific                                                         21.7                28                 21.4             31
Americas                                                               23.4                31                 22.2             33
                                                                      -----               ---                -----            ---
                                                                      $76.5               100%               $68.3            100%
                                                                      =====               ===                =====            ===